Exhibit 99.86

UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021 AND 2020
(Expressed in United States Dollars)

VOX ROYALTY CORP.

UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021 AND 2020

(Expressed in United States Dollars)

INDEX

Unaudited Condensed Interim Consolidated Statements of Financial Position	1

Unaudited Condensed Interim Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)	2

Unaudited Condensed Interim Consolidated Statements of Changes in Equity	3

Unaudited Condensed Interim Consolidated Statements of Cash Flows	4

Notes to the Unaudited Condensed Interim Consolidated Financial Statements	5 - 22

Vox Royalty Corp.

Unaudited Condensed Interim Consolidated Statements of Financial Position

(Expressed in United States Dollars)

		September 30,	December 31,
	Note	2021	2020
		$	$
Assets
Current assets
Cash		4,671,606	3,153,958
Amounts receivable	5	1,360,434	93,271
Prepaid expenses		275,318	315,020
Investments	6	2,282,523	-
Total current assets		8,589,881	3,562,249

Non-current assets
Amounts receivable	5	-	1,000,000
Deferred royalty acquisitions		-	37,697
Royalty, stream and other interests	7	17,934,612	8,863,901
Intangible assets	8	1,585,133	1,722,788

Total assets		28,109,626	15,186,635

Liabilities
Current liabilities
Accounts payable and accrued liabilities	9	746,991	226,420
Total current liabilities		746,991	226,420

Non-current liabilities
Derivative liabilities	10, 14	2,686,334	1,042,642

Total liabilities		3,433,325	1,269,062

Equity
Share capital	12	43,572,508	3,241
Additional paid-in capital	12	-	29,147,603
Equity reserves	13	911,381	3,878,964
Deficit		(19,807,588)	(19,112,235)

Total equity		24,676,301	13,917,573

Total liabilities and equity		28,109,626	15,186,635

Commitments and contingencies (Note 18)

Subsequent events (Note 22)

Approved by the Board of Directors on November 19, 2021

Signed	“Kyle Floyd”	, Director	Signed	“Robert Sckalor”	, Director

See accompanying notes to the unaudited condensed interim consolidated financial statements.

Vox Royalty Corp.

Unaudited Condensed Interim Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)

For the three and nine months ended September 30, 2021 and 2020

(Expressed in United States Dollars)

		Three months	Three months	Nine months	Nine months
		ended	ended	ended	ended
		September 30,	September 30,	September 30,	September 30,
	Note	2021	2020	2021	2020
		$	$	$	$
Revenue
Royalty revenue	20	1,223,493	10,252	3,077,503	10,252

Cost of sales
Depletion	7	(276,782)	(4,766)	(598,034)	(4,766)
Gross profit		946,711	5,486	2,479,469	5,486

Operating expenses
General and administration	15, 17	(931,635)	(675,907)	(3,308,581)	(1,758,335)
Share-based compensation	13, 14,17	(519,767)	(1,725,317)	(909,559)	(3,315,425)
Impairment of royalty, stream and other interests	7	-	(298,295)	-	(467,045)
Total operating expenses		(1,451,402)	(2,699,519)	(4,218,140)	(5,540,805)

Loss from operations		(504,691)	(2,694,033)	(1,738,671)	(5,535,319)

Other income (expenses)
Reverse take-over acquisition costs	4	-	-	-	(1,771,672)
Realized loss on investments	6	-	(270)	-	(1,037,870)
Unrealized gain on investments	6	(16,977)	36,017	(16,977)	621,146
Gain on royalty, stream and other interests	5	-	-	2,030,700	-
Other income (expenses)	16	(729,716)	373,353	(86,159)	243,776

Net income (loss) and comprehensive income (loss)		(1,251,384)	(2,284,933)	188,893	(7,479,939)

Weighted average number of shares outstanding
Basic		39,572,048	32,250,412	37,369,340	28,304,060
Diluted		39,572,048	32,250,412	37,369,340	28,304,060

Income (Loss) per share
Basic		(0.03)	(0.07)	0.01	(0.26)
Diluted		(0.03)	(0.07)	0.01	(0.26)

See accompanying notes to the unaudited condensed interim consolidated financial statements.

Vox Royalty Corp.

Unaudited Condensed Interim Consolidated Statements of Changes in Equity

For the nine months ended September 30, 2021 and 2020

(Expressed in United States Dollars)

			Additional
	Number of	Share	Paid-in	Equity		Total
	Shares	Capital	Capital	Reserves	Deficit	Equity
	#	$	$	$	$	$
	(Note 12)	(Note 12)	(Note 12)	(Note 13)
Balance, December 31, 2019	24,422,462	6,049	12,095,946	-	(8,880,832)	3,221,163
Shares issued for services	68,213	20	142,796	-	-	142,816
Share cancellation	(466,932)	(4,737)	-	-	-	(4,737)
Share issuance for cash	4,579,361	1,134	9,098,772	-	-	9,099,906
Share issue costs	-	-	(314,915)	42,000	-	(272,915)
Settlement of convertible notes	400,859	99	771,299	-	-	771,398
Shares and warrants issued for acquisition of royalties	1,523,747	342	3,107,111	116,363	-	3,223,816
Shares issued for acquisition of intangible asset and royalty	985,110	244	1,985,150	-	-	1,985,394
Reverse take-over transaction	800,000	80	1,612,243	128,122	-	1,740,445
Exercise of stock options	80,000	8	166,671	(87,814)	-	78,865
Exercise of warrants	36,301	4	75,534	(38,957)	-	36,581
Exercise of RSUs	77,893	8	156,978	(156,986)	-	-
Share-based compensation	-	-	-	3,136,999	-	3,136,999
Net loss and comprehensive loss	-	-	-	-	(7,479,939)	(7,479,939)

Balance, September 30, 2020	32,507,014	3,251	28,897,585	3,139,727	(16,360,771)	15,679,792

Balance, December 31, 2020	32,412,324	3,241	29,147,603	3,878,964	(19,112,235)	13,917,573
Share redemption (normal course issuer bid)	(735,200)	(829,425)	-	-	(884,246)	(1,713,671)
Share issuance for cash	5,615,766	562	11,981,692	-	-	11,982,254
Share issue costs	-	-	(984,132)	-	-	(984,132)
Shares issued for acquisition of royalties	252,878	25	574,141	-	-	574,166
Exercise of RSUs	1,815,369	181	3,678,620	(3,678,801)	-	-
Transfer of additional paid-in capital to share capital	-	44,397,924	(44,397,924)	-	-	-
Share-based compensation	-	-	-	711,218	-	711,218
Net income and comprehensive income	-	-	-	-	188,893	188,893

Balance, September 30, 2021	39,361,137	43,572,508	-	911,381	(19,807,588)	24,676,301

See accompanying notes to the unaudited condensed interim consolidated financial statements.

Vox Royalty Corp.

Unaudited Condensed Interim Consolidated Statements of Cash Flows

For the three and nine months ended September 30, 2021 and 2020

(Expressed in United States Dollars)

		Three months	Three months	Nine months	Nine months
		ended	ended	ended	ended
		September 30,	September 30,	September 30,	September 30,
	Note	2021	2020	2021	2020
		$	$	$	$
Cash flows from (used in) operating activities
Net income (loss) for the period		(1,251,384)	(2,284,933)	188,893	(7,479,939)
Adjustments for:
Fair value change of embedded derivatives	14	614,496	(253,530)	73,104	54,280
Interest expense on notes	10	-	-	-	17,355
Interest paid on notes	10	-	-	-	(23,308)
Foreign exchange effect on convertible notes	10	-	-	-	(25,462)
Foreign exchange gain on cash		(78,864)	-	137,522	-
Accretion on convertible notes	10	-	-	-	34,241
Accretion on streaming receivable	5	-	-	-	(38,913)
Gain on royalty, stream and other interests	5	-	-	(2,030,700)	-
Share-based compensation	13, 14	519,767	1,725,317	909,559	3,315,425
Impairment of royalty, stream and other interests	7	-	298,295	-	467,045
Amortization	8	45,885	21,289	137,655	34,414
Depletion	7	276,782	4,766	598,034	4,766
Shares issued for services	12	-	-	-	142,816
Share cancellation	12	-	-	-	(4,737)
Realized loss on investments	6	-	270	-	1,037,870
Unrealized loss (gain) on investments	6	16,977	(36,017)	16,977	(621,146)
Reverse take-over acquisition costs	4	-	-	-	1,771,672
		143,659	(524,543)	31,044	(1,313,621)
Changes in non-cash working capital:
Amounts receivable		1,082,310	(20,503)	(267,163)	(20,503)
Prepaid expenses		13,902	(83,439)	39,702	(218,703)
Accounts payable and accrued liabilities		106,232	(134,955)	543,040	161,627
Net cash flows from (used in) operating activities		1,346,103	(763,440)	346,623	(1,391,200)

Cash flows used in investing activities
Acquisition of royalties	7	(1,021,553)	(1,146,498)	(9,363,369)	(3,566,008)
Acquisition of intangible assets	8	-	-	-	(2,106)
Deferred royalty acquisitions		-	2,400	15,218	(9,114)
Proceeds from sale of investments	6	-	4,328	-	410,126
Net cash flows used in investing activities		(1,021,553)	(1,139,770)	(9,348,151)	(3,167,102)

Cash flows from (used in) financing activities
Shareholder advances	11	-	-	-	100,520
Shareholder repayment	11	-	-	-	(695,500)
Share issuance	12	-	-	13,354,501	9,749,918
Cash from reverse take-over	4	-	-	-	505,809
Transaction costs related to reverse take-over	4	-	-	-	(520,142)
Exercise of stock options	12	-	7,362	-	78,865
Exercise or warrants	12	-	35,502	-	36,581
Share redemption (normal course issuer bid)	12	(1,022,664)	-	(1,713,671)	-
Share issue costs		(18,121)	-	(984,132)	(272,915)
Net cash flows from (used in) financing activities		(1,040,785)	42,864	10,656,698	8,983,136

Increase (decrease) in cash		(716,235)	(1,860,346)	1,655,170	4,424,834
Change in unrealized foreign exchange gain on cash		78,864	-	(137,522)	-
Cash, beginning of the period		5,308,977	6,315,495	3,153,958	30,315

Cash, end of the period		4,671,606	4,455,149	4,671,606	4,455,149

Supplemental cash flow information (Note 19)

See accompanying notes to the unaudited condensed interim consolidated financial statements.

Vox Royalty Corp.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

September 30, 2021 and 2020

(Expressed in United States Dollars)

1.	Nature of operations

Vox Royalty Corp. (“Vox” or the “Company”) was incorporated under the Business Corporations Act (Ontario) on February 20, 2018. The Company’s registered office is held at 66 Wellington Street West, Suite 5300, TD Bank Tower Box 48, Toronto, ON, M5K 1E6, Canada. The Company’s common shares trade on the Toronto Stock Exchange Venture under the ticker symbol “VOX”, and on the OTCQX under the symbol “VOXCF”.

On February 26, 2020, the Company and SilverStream SEZC (“SilverStream”) entered into a merger agreement (the “Merger Agreement”), providing for the acquisition by AIM3 Ventures Inc. (“AIM3”) of all the issued and outstanding common shares of SilverStream (the “Transaction”). Pursuant to the Merger Agreement, SilverStream and AIM3 Merger Sub Cayman Ltd. (a subsidiary of AIM3) amalgamated and continued under the name of SilverStream SEZC. As a result of the amalgamation, SilverStream became a wholly-owned subsidiary of AIM3, and AIM3 is continuing on with the business of SilverStream SEZC. The Transaction closed on May 19, 2020. As a result, the consolidated statements of financial position are presented as a continuance of SilverStream and comparative figures presented in the consolidated statements are those of SilverStream. See Note 4 for details. Concurrent with the closing of the Transaction, AIM3 changed its name to Vox Royalty Corp.

Vox is a mining royalty and streaming company focused on building a portfolio of royalties and streams across a diverse mix of precious metals. Vox seeks to acquire a diverse mix of precious metal royalties and purchase agreements (“Stream”) over development stage assets, advanced stage development projects or operating mines. In return for making an upfront payment to acquire a Stream or royalty, Vox receives the right to purchase, at a fixed price per unit, a percentage of a mine’s production for the life of the mine, in the case of a Stream, or a portion of revenue generated from the mine, in the case of a royalty.

On April 30, 2020, SilverStream completed a stock-split, pursuant to which all the outstanding common shares were subdivided on the basis of 2.01857075172723 for every 1 pre-stock split common share. All share and per share amounts for all periods presented in the consolidated financial statements have been adjusted retrospectively to reflect the stock-split.

2.	Basis of preparation

(a)	Statement of compliance

These unaudited condensed interim consolidated financial statements are prepared in accordance with International Accounting Standards 34, Interim Financial Reporting (“IAS34”), as issued by the International Accounting Standards Board (“IASB”) and apply the same accounting policies and application as disclosed in the annual financial statements for the year ended December 31, 2020. They do not include all of the information and disclosures required by IFRS for annual statements. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these unaudited condensed interim consolidated financial statements. Operating results for the period ended September 30, 2021 are not necessarily indicative of the results that may be expected for the full year ended December 31, 2021. For further information, see the Company’s annual financial statements including the notes thereto for the year ended December 31, 2020.

These unaudited condensed interim consolidated financial statements were reviewed, approved, and authorized for issue by the Company’s Board of Directors on November 19, 2021.

(b)	Basis of presentation

These unaudited condensed interim consolidated financial statements have been prepared on a historical cost basis, except for financial instruments, which have been measured at fair value. In addition, these unaudited condensed interim consolidated financial statements have been prepared using the accrual basis of accounting except for cash flow information.

These unaudited condensed interim consolidated financial statements are presented in United States dollars, unless otherwise indicated.

(c)	Principles of consolidation

These unaudited condensed interim consolidated financial statements incorporate the accounts of the Company and its three wholly-owned subsidiaries, SilverStream SEZC (Cayman Islands), Vox Royalty Australia Pty Ltd. (Australia) and Vox Royalty Canada Ltd. (Canada).

Subsidiaries are fully consolidated from the date the Company obtains control and continue to be consolidated until the date that control ceases. Control is achieved when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. All intercompany balances, transactions, revenues and expenses have been eliminated on consolidation.

(d)	Currency translation

Functional and presentation currency

The functional currency for each entity within the Vox group is the currency of the primary economic environment in which it operates.

Vox Royalty Corp.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

September 30, 2021 and 2020

(Expressed in United States Dollars)

These unaudited condensed interim consolidated financial statements are presented in United States dollars (“$”), which is also the functional currency of the Company and its subsidiaries. All amounts have been rounded to the nearest dollar, unless otherwise noted.

Foreign currency translation

In preparing the unaudited condensed interim consolidated financial statements of the entity, transactions in currencies other than the Company’s United States dollar functional currency, being Canadian dollars (“C$”) and Australian dollars (“A$”), are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. All foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at the period end foreign exchange rates are recognized in the consolidated statements of loss. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

(e)	Recent accounting pronouncements

Certain pronouncements were issued by the IASB or the IFRIC that are mandatory for accounting periods commencing on or after January 1, 2022. Many are not applicable or do not have a significant impact to the Company and have been excluded. The following have not yet been adopted and are being evaluated to determine their impact on the Company.

IAS 1 – Presentation of Financial Statements (“IAS 1”)

IAS 1 was amended in January 2020 to provide a more general approach to the classification of liabilities under IAS 1 based on the contractual arrangements in place at the reporting date. The amendments clarify that the classification of liabilities as current or noncurrent is based solely on a company’s right to defer settlement at the reporting date. The right needs to be unconditional and must have substance. The amendments also clarify that the transfer of a company’s own equity instruments is regarded as settlement of a liability, unless it results from the exercise of a conversion option meeting the definition of an equity instrument. The amendments are effective for annual periods beginning on January 1, 2023.

IAS 37 – Provisions, Contingent Liabilities, and Contingent Assets (“IAS 37”)

IAS 37 was amended. The amendments clarify that when assessing if a contract is onerous, the cost of fulfilling the contract includes all costs that relate directly to the contract – i.e. a full-cost approach. Such costs include both the incremental costs of the contract (i.e. costs a company would avoid if it did not have the contract) and an allocation of other direct costs incurred on activities required to fulfill the contract – e.g. contract management and supervision, or depreciation of equipment used in fulfilling the contract. The amendments are effective for annual periods beginning on January 1, 2022.

3.	Significant judgments, estimates and assumptions

The preparation of these unaudited condensed interim consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and reported amounts of assets and liabilities at the date of the unaudited condensed interim consolidated financial statements and reported amounts of revenue and expenses during the reporting period. Actual outcomes could differ from these estimates. The unaudited condensed interim consolidated financial statements include estimates, which, by their nature, are uncertain. The impact of such estimates are pervasive throughout the unaudited condensed interim consolidated financial statements and may require accounting adjustments based on future occurrences.

The estimates and underlying assumptions are reviewed on a regular basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised and in any future periods affected. The areas involving a higher degree of judgment or complexity, or areas where the assumptions and estimates are significant to the consolidated financial statements were the same as those applied to the Company’s annual financial statements for the year ended December 31, 2020.

COVID-19 estimation uncertainty

In March 2020, the World Health Organization declared a global pandemic related to COVID-19. The current and future impact on global commerce is far-reaching. To date there has been significant stock market volatility, significant volatility in commodity and foreign exchange markets, restrictions on the conduct of business in many jurisdictions including the temporary suspension of mining activities and mine development, and the global movement of people and some goods has become restricted. There is significant ongoing uncertainty surrounding COVID-19 and the extent and duration of the impacts that it may have on demand and prices for the commodities relating to the Company’s Streams and royalties, on the operations of its partners, on its employees and on global financial markets. In the current environment, assumptions about future commodity prices, exchange rates, and interest rates are subject to greater variability than normal, which could in future significantly affect the valuation of the Company’s assets, both financial and non-financial. As at September 30, 2021, the Company has not recorded any adjustments related to the COVID-19 pandemic.

Vox Royalty Corp.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

September 30, 2021 and 2020

(Expressed in United States Dollars)

4.	Reverse take-over transaction

On May 19, 2020, AIM3 and SilverStream completed the Transaction. The Transaction constituted a reverse take-over (“RTO”), whereby, upon completion, the shareholders of SilverStream held a majority of the outstanding common shares of the resulting public entity (the “Resulting Issuer”). The substance of the Transaction is a reverse acquisition of a non-operating company. As a result, the Transaction has been accounted for as a capital transaction with SilverStream being identified as the acquirer and the equity consideration being measured at fair value, using the acquisition method of accounting. The RTO has been accounted for in the consolidated financial statements as a continuation of the financial statements of SilverStream, together with a deemed issuance of shares equivalent to the shares held by the former shareholders of AIM3.

Details of the Transaction are as follows:

-	Prior to the Transaction, AIM3 effected a share consolidation on the basis of one common share for every 13.3125 shares issued and outstanding;

-	AIM3 changed its name to Vox Royalty Corp.;

-	AIM3 acquired all of the issued and outstanding shares of SilverStream in exchange for post consolidation AIM3 shares, at an exchange ratio of one post-consolidation AIM3 share for each share of SilverStream; and

-	Existing AIM3 post-consolidation stock options and warrants were replaced with stock options and warrants of the Resulting Issuer on an exchange ratio of 13.3125. The exercise prices of the instruments were multiplied by the share exchange ratio of 13.3125, to reflect the share consolidation. All other terms of the instruments remain unaltered.

Purchase price consideration paid
$
Fair value of AIM3 common shares (i)	1,612,323
Fair value of AIM3 agent warrants (ii)	40,308
Fair value of AIM3 options (iii)	87,814

1,740,445

Net identifiable assets acquired	$
Cash	505,809
Accounts payable and accrued liabilities	(16,894)
Total identifiable assets acquired	488,915
RTO acquisition costs (iv)	1,251,530
1,740,445

(i)	The fair value of the 800,000 common shares, retained by former AIM3 shareholders, was determined to be $1,612,323 based on the fair value of common shares issued through the private placement on May 7, 2020 (see Note 12). Immediately after the Transaction was completed, the number of shares held by AIM3 shareholders was approximately 2.49%.

(ii)	The estimated fair value of 37,559 warrants issued as consideration are based on the Black-Scholes option pricing model with the following weighted average assumptions: stock price - C$2.80 ($2.02) per share, expected dividend yield – 0%, expected volatility – 57%, risk-free interest rate – 0.28% and an expected life of 0.49 years. In making assumptions for expected volatility, Vox used the industry average as sufficient historical data was not available for the Company’s stock price.

(iii)	The estimated fair value of 80,000 options issued as consideration are based on the Black-Scholes option pricing model with the following weighted average assumptions: stock price - C$2.80 ($2.02) per share, expected dividend yield – 0%, expected volatility – 57%, risk-free interest rate – 0.28% and an expected life of 1 year. In making assumptions for expected volatility, Vox used the industry average as sufficient historical data was not available for the Company’s stock price.

(iv)	The transaction costs relating to the RTO plus the excess of the fair value of the consideration paid over identifiable assets acquired disclosed in the table above, has been recognized as reverse take-over acquisition costs, in the consolidated statement of income (loss) and comprehensive income (loss). In addition, the Company paid cash transaction costs of $520,142.

5.	Amounts receivable

	September 30, 2021	December 31, 2020
	$	$
Current
Accounts receivable	1,360,434	93,271

Non-current
Amounts receivable	-	1,000,000

The Company’s exposure to credit risk related to amounts receivables is disclosed in Note 21.

Vox Royalty Corp.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

September 30, 2021 and 2020

(Expressed in United States Dollars)

6.	Investments

At September 30, 2021 and December 31, 2020, the Company held three investments, which had a total estimated fair value of $2,282,523.

Issuer	Security Description	Cost	Estimated Fair Value	% of Fair value
		$	$	$
Electric Royalties Ltd.	7,270,408 common shares	2,299,500	2,282,523	100%
BK Gold Mines Pty Ltd.	7,330,000 common shares	1,123,440	-	0%
MCC Canadian Gold Ventures Inc.	40 common shares	-	-	0%

Total		3,422,940	2,282,523	100%

During the nine months ended September 30, 2021, the Company’s investment activity was as follows:

-	On June 30, 2021, the Company entered into a definitive royalty sale and purchase agreement with Electric Royalties Ltd. (“Electric”), whereby Electric agreed to acquire two graphite royalties from Vox for total consideration of C$2,900,000, consisting of C$2,850,000 in common shares of Electric (the “Electric Shares”) and a C$50,000 cash non-refundable exclusivity payment. The Company received 7,270,408 Electric Shares on August 13, 2021, valued at C$2,850,000 ($2,299,500). The Electric Shares are subject to a hold period which expires on December 14, 2021. As at September 30, 2021, Vox holds an approximate 9.8% equity interest in Electric.

During the year ended December 31, 2020, the Company’s investment activity was as follows:

-	sold 6,509,599 common shares of Titan Minerals Ltd. (“Titan”) for total cash proceeds of AUD$604,580 ($401,834). The total realized loss on investment was $1,036,965; and

-	sold 70,000 common shares of BK Gold Mines Pty Ltd. (“BKGM”) for total cash proceeds of AUD$14,000 ($9,713). The total realized loss on investment was $1,017.

-	the Company recognized an impairment of $1,123,235 related to the common shares held in BKGM. The Company carried out an impairment assessment during the year ended December 31, 2020, in accordance with the Company’s accounting policies. The impairment was recognized as a result of the carrying amount of the asset exceeding its recoverable amount.

The Company applies the exception to equity accounting for its investments in BKGM and MCC Canadian Gold Ventures Inc. (“MCGV”). As at September 30, 2021 and December 31, 2020, SilverStream holds a 27.1% equity interest in BKGM and a 40% equity interest in MCGV. Management has determined that these investments qualify for the exemption from equity accounting given that they have the following typical characteristics of a venture capital investment:

-	the businesses of BKGM and MCGV are unrelated as they are mining companies, not a royalty or streaming business which comprise the Company’s business;

-	these investments are not for strategic interest, as the Company does not have an interest in operating mining companies and such activity is deleterious to the Company’s business and efforts; and

-	Vox derives no synergy and it does not want to acquire these businesses, but rather exit with capital appreciation.

Vox Royalty Corp.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

September 30, 2021 and 2020

(Expressed in United States Dollars)

7.	Royalty, stream and other interests

As at and for the nine months ended September 30, 2021:

		Cost				Accumulated Depletion
										Carrying
Royalty	Country	Opening	Additions	Disposal	Ending	Opening	Depletion	Disposal	Ending	Amount
		$	$		$	$	$		$	$
Koolyanobbing	AUS	1,130,010	1,357,731	-	2,487,741	-	(431,705)	-	(431,705)	2,056,036
Janet Ivy	AUS	-	2,364,372	-	2,364,372	-	(57,299)	-	(57,299)	2,307,073
South Railroad	USA	-	2,316,757	-	2,316,757	-	-	-	-	2,316,757
Bowdens	AUS	1,130,068	-	-	1,130,068	-	-	-	-	1,130,068
Bullabulling	AUS	-	949,805	-	949,805	-	-	-	-	949,805
Brits	RSA	764,016	-	-	764,016	-	-	-	-	764,016
Otto Bore	AUS	-	710,978	-	710,978	-	-	-	-	710,978
Segilola	NG	706,425	-	-	706,425	-	-	-	-	706,425
Lynn Lake (MacLellan)	CAN	-	575,438	-	575,438	-	-	-	-	575,438
Bulong	AUS	544,957	-	-	544,957	-	-	-	-	544,957
Dry Creek	AUS	475,723	-	-	475,723	(9,338)	(83,377)	-	(92,715)	383,008
Sulfur Springs/ Kangaroo Caves	AUS	467,983	-	-	467,983	-	-	-	-	467,983
Pedra Branca	BRA	450,131	-	-	450,131	-	-	-	-	450,131
Ashburton	AUS	355,940	-	-	355,940	-	-	-	-	355,940
Anthiby Well	AUS	311,742	-	-	311,742	-	-	-	-	311,742
Brauna	BRA	262,328	-	-	262,328	(11,498)	(23,051)	-	(34,549)	227,779
Montanore	USA	-	241,158	-	241,158	-	-	-	-	241,158
Uley	AUS	212,393	-	-	212,393	-	-	-	-	212,393
Mt Ida	AUS	210,701	-	-	210,701	-	-	-	-	210,701
Graphmada	MG	188,437	-	(188,437)	-	-	(2,602)	2,602	-	-
Other	AUS	1,173,883	305,899	(82,955)	1,396,827	-	-	-	-	1,396,827
Other	PER	500,000	1,000,000	-	1,500,000	-	-	-	-	1,500,000
Other	CAN	-	115,397	-	115,397	-	-	-	-	115,397

Total		8,884,737	9,937,535	(271,392)	18,550,880	(20,836)	(598,034)	2,602	(616,268)	17,934,612

As at and for the year ended December 31, 2020:

		Cost			Accumulated Depletion and Impairment
									Carrying
Royalty	Country	Opening	Additions	Ending	Opening	Depletion	Impairment	Ending	Amount
		$	$	$	$	$	$	$	$
Koolyanobbing	AUS	-	1,130,010	1,130,010	-	-	-	-	1,130,010
Bowdens	AUS	-	1,130,068	1,130,068	-	-	-	-	1,130,068
Brits	RSA	-	764,016	764,016	-	-	-	-	764,016
Segilola	NG	-	706,425	706,425	-	-	-	-	706,425
Bulong	AUS	-	544,957	544,957	-	-	-	-	544,957
Dry Creek	AUS	-	475,723	475,723	-	(9,338)	-	(9,338)	466,385
Sulfur Springs/ Kangaroo Caves	AUS	-	467,983	467,983	-	-	-	-	467,983
Pedra Branca	BRA	444,972	5,159	450,131	-	-	-	-	450,131
Ashburton	AUS	-	355,940	355,940	-	-	-	-	355,940
Anthiby Well	AUS	-	311,742	311,742	-	-	-	-	311,742
Brauna	BRA	-	262,328	262,328	-	(11,498)	-	(11,498)	250,830
Uley	AUS	-	212,393	212,393	-	-	-	-	212,393
Mt Ida	AUS	-	210,701	210,701	-	-	-	-	210,701
Graphmada	MG	188,437	-	188,437	-	-	-	-	188,437
Other	AUS	-	1,302,178	1,302,178	-	-	(128,295)	(128,295)	1,173,883
Other	PERU	1,338,750	-	1,338,750	-	-	(838,750)	(838,750)	500,000

Total		1,972,159	7,879,623	9,851,782	-	(20,836)	(967,045)	(987,881)	8,863,901

Vox Royalty Corp.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

September 30, 2021 and 2020

(Expressed in United States Dollars)

Total royalty, stream and other interests include carrying amounts in the following countries:

	September 30,	December 31,
	2021	2020
	$	$
Australia	11,037,511	6,004,062
USA	2,557,915	-
Peru	1,500,000	500,000
South Africa	764,016	764,016
Nigeria	706,425	706,425
Brazil	677,910	700,961
Canada	690,835	-
Madagascar	-	188,437

	17,934,612	8,863,901

Royalty acquisitions for the nine months ended September 30, 2021

On January 21, 2021, Vox completed the acquisition of a portfolio of five royalties from Breakwater Resources Ltd. and its affiliates (“Breakwater”). The total consideration paid to Breakwater was C$1,125,001 ($889,120), consisting of cash of C$400,001 ($314,954) and the issuance of 252,878 common shares of the Company, valued at C$725,000 ($574,166).

On March 12, 2021, Vox completed the acquisition of a portfolio of three royalties from Gibb River Diamonds Ltd. (“Gibb River”). The total consideration paid to Gibb River was A$325,000 ($251,408), paid in cash.

On March 30, 2021, Vox completed the acquisition of a portfolio of two royalties from Horizon Minerals Limited (“Horizon”). The upfront consideration paid to Horizon was A$4,000,000 ($3,056,607), paid in cash. A further payment of A$3,000,000 is payable, in cash or shares, at the Company’s sole discretion, on the satisfaction of certain future production milestones.

On April 8, 2021, 2021, Vox extinguished the outstanding balance of the Koolyanobbing royalty advance payment through a cash payment of A$1,782,032 ($1,357,731) to Mineral Resources Ltd.

On May 25, 2021, Vox completed the acquisition of the Bullabulling gold royalty from a private Australian-registered entity (“Vendor”). The upfront consideration paid to the Vendor was A$1,200,000 ($931,308), paid in cash. Two milestone payments (A$500,000 in each case) become payable on the satisfaction of certain future production milestones. Each milestone payment may be paid (i) 100% in cash or (ii) 50% in cash and 50% in common shares, at the Company’s sole discretion.

On June 7, 2021, Vox completed the acquisition of the South Railroad gold royalty from a group of private individuals. The upfront consideration paid to the private individuals was $1,980,000, paid in cash. In addition, a cash finders’ fee of $99,000 was paid to a private entity.

On June 11, 2021, Vox entered into a royalty purchase and sale agreement with Golden Cross Resources Ltd. (“Golden Cross”) to acquire the Brightstar Alpha royalty. The total purchase price paid to Golden Cross was A$50,000 in cash.

On June 30, 2021, the Company entered into binding agreements with Titan to acquire a portfolio of four royalties. The total purchase price paid to Titan was $1,000,000 in cash.

Royalties sold during the nine months ended September 30, 2021

On June 30, 2021, the Company entered into a definitive royalty sale and purchase agreement with Electric, as described in Note 6.

The Company recognized a gain on sale of the two graphite royalties of $2,030,700.

Vox Royalty Corp.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

September 30, 2021 and 2020

(Expressed in United States Dollars)

8.	Intangible assets

Database
$
Cost at:
December 31, 2019	-
Additions	1,837,500
December 31, 2020	1,837,500
Additions	-
September 30, 2021	1,837,500

Accumulated amortization at:
December 31, 2019	-
Additions	114,712
December 31, 2020	114,712
Additions	137,655
September 30, 2021	252,367

Net book value at:
December 31, 2020	1,722,788
September 30, 2021	1,585,133

9.	Accounts payable and accrued liabilities

	September 30,	December 31,
	2021	2020
	$	$
Trade payable	205,081	180,246
Taxes payable	159,513	-
Accrued liabilities	382,397	46,174

	746,991	226,420

10.	Convertible notes

On May 15, 2020, the Company issued 400,859 common shares for $771,398 to settle all outstanding convertible notes.

The convertible notes are classified as a compound financial instrument, with the principal debt component being recorded at amortized cost using the effective interest rate method, and the conversion feature classified as an embedded derivative liability measured at fair value through profit or loss.

The changes to the convertible notes are as follows:

	September 30,	December 31,
	2021	2020
	$	$
Balance, beginning of period	-	723,522
Interest payments	-	(23,308)
Interest for the period	-	17,355
Foreign exchange effect on convertible notes	-	(25,462)
Accretion for the period	-	34,241
Conversion of convertible notes	-	(726,348)

Balance, end of period	-	-

The changes to the embedded derivatives related to the convertible notes are as follows:

	September 30,	December 31,
	2021	2020
	$	$
Balance, beginning of period	-	61,697
Estimated fair value change of embedded derivatives during the period	-	(16,647)
Conversion of convertible notes	-	(45,050)

Balance, end of period	-	-

Vox Royalty Corp.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

September 30, 2021 and 2020

(Expressed in United States Dollars)

11.	Due to shareholder

Amounts due to shareholders bore interest at 6% per annum, secured against all the assets of the Company, including certain shares of Titan, and was repayable in full on or before March 30, 2020, or within 7 days of the shareholder providing the Company with written notice of demand.

On April 29, 2020, the Company signed an amendment to the shareholder loan agreement, whereby, the Company shall repay the amounts due to shareholders, together with all outstanding and unpaid interest accrued, immediately following the release of proceeds from the May 2020 private placement.

On May 15, 2020, a cash payment of $695,500 plus accrued interest was paid in full settlement of the outstanding shareholder loan.

The changes to the due to shareholder balance are as follows:

	September 30,	December 31,
	2021	2020
	$	$
Balance, beginning of period	-	594,980
Interest payments	-	(30,784)
Interest included in accounts payable and accrued liabilities	-	18,336
Interest for the period	-	12,448
Proceeds received	-	100,520
Repayments	-	(695,500)
Balance, end of period	-	-

12.	Share capital and additional paid-in capital

Authorized

The Company is authorized to issue an unlimited number of common shares without par value.

Common shares issued and outstanding is as follows:

	September 30,	December 31,
	2021	2020
	$	$
Issued: 39,361,137 (December 31, 2020: 32,412,324) common shares	43,572,508	3,241

Additional paid-in-capital outstanding is as follows:

	September 30,	December 31,
	2021	2020
	$	$
Balance, end of period	-	29,147,603

Share issuances for the nine months ended September 30, 2021

On March 25, 2021, the Company closed an offering of units with a syndicate of underwriters pursuant to which the underwriters purchased, on a bought deal basis, 5,615,766 units at C$3.00 per share for total gross proceeds of C$16,847,298 ($13,242,786) (the “Offering”). The units were offered pursuant to a final prospectus supplement dated March 22, 2021 to the Company’s short form base shelf prospectus dated October 2, 2020. Each unit issued consisted of one common share of the Company and one half of one share purchase warrant of the Company. In consideration for services provided in connection with the Offering, the underwriters received a cash commission equal to 6.0% of the gross proceeds of the Offering. The value of the Offering was allocated $562 to share capital, $11,981,692 to additional paid-in capital, $1,372,247 to derivative liabilities and $111,715 to other income (expenses).

Each whole warrant will be exercisable to acquire one common share at a price of C$4.50 for a period of 3 years. The warrants have been presented as a derivative liability (see Note 14). The fair value of the warrants on the issuance date was $1,372,247. The fair value of the warrants is based on the Black-Scholes option pricing model with the following assumptions: stock price C$2.62 ($2.13), expected dividend yield – 0%, expected volatility – 58%, risk-free interest rate – 0.46% and an expected life of 3 years. In making assumptions for expected volatility, Vox used the industry average as sufficient historical data was not available for the Company’s stock price.

A director of the Company subscribed for 33,300 units as part of the offering, for gross proceeds of C$99,900 ($78,526).

During the period, the Company issued 252,878 common shares for the purchase of the Breakwater royalty portfolio, as disclosed in Note 7, for total consideration of C$725,000 ($574,166). The value was allocated $25 to share capital and $574,141 to additional paid-in capital. The amount of the shares issued was based on the amount necessary to meet the estimated fair value of the royalty portfolio. The valuation methodologies used for the royalties include a conventional discounted cashflow approach and related transactional benchmarking.

Vox Royalty Corp.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

September 30, 2021 and 2020

(Expressed in United States Dollars)

During the period, the Company issued 1,815,369 common shares at a value of $3,678,801 related to RSUs exercised. The value was allocated $181 to share capital and $3,678,620 to additional paid-in capital. In addition, equity reserves were reduced by $3,678,801.

Pursuant to the Company’s normal course issuer bid (“NCIB”), the Company is able to purchase up to 1,628,289 common shares until November 18, 2021. The NCIB provides the Company with the option to purchase its common shares for cancellation from time to time. During the nine months ended September 30, 2021, the Company purchased and cancelled 735,200 common shares. The value was allocated $829,425 to share capital and $884,246 to deficit. See Note 22 for the renewal of the NCIB.

13.	Equity reserves

Warrants

The following summarizes the warrant activity for the nine months ended September 30, 2021 and 2020:

	September 30, 2021		September 30, 2020
	Number	Weighted average exercise price	Number	Weighted average exercise price
	#	C$	#	C$
Outstanding, beginning of period	272,341	3.00	-	-
Granted	-	-	309,900	2.80
Exercised	-	-	(36,301)	1.33

Outstanding, end of period	272,341	3.00	273,599	2.99

Exercisable, end of period	272,341	3.00	273,599	2.99

The following table summarizes information of warrants outstanding and exercisable as at September 30, 2021:

	Number of warrants	Exercise	Weighted average remaining contractual
Expiry date	outstanding	price	life
	#	C$	Years
April 29, 2022	200,000	3.00	0.58
May 7, 2022	72,341	3.00	0.60

	272,341	3.00	0.59

See Note 14 for additional warrants classified under derivative liabilities.

The following summarizes the warrant equity reserve balance:

	September 30,	December 31,
	2021	2020
	$	$
Balance, beginning of period	158,506	-
Issuance of warrants	-	198,671
Exercise of warrants	-	(40,165)
Balance, end of period	158,506	158,506

The Company used the Black-Scholes valuation model to estimate the grant date fair value of warrants issued during the period using the following weighted average assumptions:

	Nine months ended September 30,	Nine months ended September 30,
	2021	2020
Expected stock price volatility	N/A	57%
Risk-free interest rate	N/A	0.30%
Expected life	N/A	1.82 years
Grant date share price	N/A	$2.01
Expected forfeiture rate	N/A	-
Expected dividend yield	N/A	-

Vox Royalty Corp.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

September 30, 2021 and 2020

(Expressed in United States Dollars)

Options

The Company maintains a long-term incentive plan (the “Plan”) whereby certain key employees, officers, directors and consultants may be granted stock options for common shares of the Company. The maximum number of common shares that are issuable under the Plan is fixed at 20% of the number of common shares issued and outstanding as of May 19, 2020. As of September 30, 2021, the maximum number of common shares that are issuable under the Plan is 6,413,750. The exercise price and vesting terms are determined by the Board of Directors.

The following summarizes the stock option activity for the nine months ended September 30, 2021 and 2020:

	September 30, 2021		September 30, 2020
		Weighted		Weighted
		average		average
	Number	exercise price	Number	exercise price
	#	C$	#	$
Outstanding, beginning of period	6,000	3.50	-	-
Granted	819,826	3.27	92,000	1.61
Expired	(26,000)	3.88	(80,000)	1.33

Outstanding, end of period	799,826	3.25	12,000	3.50

Exercisable, end of period	-	-	3,000	3.50

The following table summarizes information of stock options outstanding as at September 30, 2021:

		Options Outstanding		Options Exercisable
		Number of	Weighted average	Number of	Weighted average
	Exercise	options	remaining	options	remaining
Expiry date	price	outstanding	contractual life	exercisable	contractual life
	C$	#	Years	#	Years
June 30, 2026	3.25	799,826	4.75	-	-

		799,826	4.75	-	-

The following summarizes the stock option equity reserve balance:

	September 30,	December 31,
	2021	2020
	$	$
Balance, beginning of period	4,043	-
RTO stock options	-	87,814
Share-based compensation expense	100,755	4,043
Exercise of stock options	-	(87,814)

Balance, end of period	104,798	4,043

The Company used the Black-Scholes valuation model to estimate the grant date fair value of stock options issued during the period using the following weighted average assumptions:

	Nine months	Nine months
	ended	ended
	September 30,	September 30,
	2021	2020
Expected stock price volatility	36%	57%
Risk-free interest rate	0.96%	0.28%
Expected life	4.91 years	1.13 years
Grant date share price	$2.62	$2.06
Expected forfeiture rate	-	-
Expected dividend yield	-	-

During the nine months ended September 30, 2021, 819,826 stock options were granted and vest as follows:

-	20,000 stock options: one-third on each of the grant date, March 31, 2021 and June 30, 2021, of which the stock options expired during the three months ended September 30, 2021; and

-	799,826 stock options: one-quarter on each of December 31, 2021, June 30, 2022, December 31, 2022 and June 30, 2023.

Vox Royalty Corp.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

September 30, 2021 and 2020

(Expressed in United States Dollars)

In making assumptions for expected volatility, the Company used the industry average as sufficient historical data was not available for the Company’s stock price.

Restricted Share Units

The Plan provides that the Board of Directors may, at its discretion, grant directors, officers, employees and consultants, non-transferable RSUs based on the value of the Company’s share price at the date of grant. The Board of Directors has the discretion to issue cash or to equity settle the vested RSUs. The RSUs issued were treated as equity-settled instruments and measured at the grant date fair value because the Company does not have a present obligation to settle the issued RSUs in cash.

During the nine months ended September 30, 2021, 292,842 RSUs were granted and vest as follows:

-	116,108 RSUs: 25,802 RSUs on the grant date and 45,153 on each of February 19, 2022 and February 19, 2023; and

-	176,734 RSUs: one-quarter on each of December 31, 2021, June 30, 2022, December 31, 2022 and June 30, 2023.

The share-based compensation expense related to the RSUs will be recorded over the vesting period.

The following summarizes the RSU activity for the nine months ended September 30, 2021 and 2020:

	September 30, 2021		September 30, 2020
	Number	Weighted average fair value	Number	Weighted average fair value
	#	$	#	$
Outstanding, beginning of period	2,124,906	2.04	-	-
Granted	292,842	2.16	2,202,799	2.04
Exercised	(1,815,369)	2.03	(77,893)	2.02

Outstanding, end of period	602,379	2.13	2,124,906	2.04

Vested, end of period	12,901	2.40	950,037	2.02

The following summarizes the RSU equity reserve balance:

	September 30, 2021	December 31, 2020
	$	$
Balance, beginning of period	3,716,415	-
Share-based compensation expense	610,463	3,873,401
Exercise of RSUs	(3,678,801)	(156,986)

Balance, end of period	648,077	3,716,415

14.	Derivative liabilities

The following summarizes the derivative liabilities balance:

	September 30,	December 31,
	2021	2020
	$	$
Warrants	2,200,661	755,310
PSUs	485,673	287,332

Non-current portion	2,686,334	1,042,642

Vox Royalty Corp.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

September 30, 2021 and 2020

(Expressed in United States Dollars)

Warrants

The following summarizes the warrant activity for nine months ended September 30, 2021 and 2020:

	September 30, 2021		September 30, 2020
		Weighted		Weighted
		average		average
	Number	exercise price	Number	exercise price
	#	C$	#	C$
Outstanding, beginning of period	2,289,667	4.50	-	-
Granted	2,807,883	4.50	2,289,667	4.50

Outstanding, end of period	5,097,550	4.50	2,289,667	4.50

Exercisable, end of period	5,097,550	4.50	2,289,667	4.50

The following table summarizes information of warrants outstanding and exercisable as at September 30, 2021:

	Number of		Weighted average remaining
	warrants	Exercise	contractual
Expiry date	outstanding	price	life
	#	C$	Years
May 14, 2023	2,289,667	4.50	1.62
March 25, 2024	2,807,883	4.50	2.48

	5,097,550	4.50	2.09

The following summarizes the warrant derivative liabilities balance:

	September 30,	December 31,
	2021	2020
	$	$
Balance, beginning of period	755,310	-
Issuance of warrants	1,372,247	650,012
Change in valuation of warrants	73,104	105,298

Balance, end of period	2,200,661	755,310

The Company used the Black-Scholes valuation model to estimate the grant date fair value of stock options issued during the period using the following weighted average assumptions:

	Nine months	Nine months
	ended	ended
	September 30,	September 30,
	2021	2020
Expected stock price volatility	51%	59%
Risk-free interest rate	0.61%	0.23%
Expected life	2.10 years	1.62 years
Grant date share price	$1.96	$2.21
Expected forfeiture rate	-	-
Expected dividend yield	-	-

On February 3, 2021, the Company held a Warrantholder Meeting (“Meeting”). At the Meeting, the holders of 2,289,667 common share purchase warrants that were originally set to expire on May 14, 2022 (“Warrants”), unanimously voted in favour to amend the Warrants to (a) remove the compulsory call option held by the Company, and (b) in conjunction with the foregoing, extend the term of the Warrants by 12 months, such that the warrants will now expire on May 14, 2023.

See Note 12 for warrants issuance as part of the Offering.

Performance Share Units

The Plan provides that the Board of Directors may, at its discretion, grant directors, officers, employees and consultants, non-transferable PSUs based on the value of the Company’s share price at the date of grant. The Board of Directors has the discretion to issue cash or to equity settle the vested PSUs. The PSUs issued were treated as derivative instruments because the number of shares to be eventually issued is based on a percentage of the common shares outstanding at the time the performance hurdle is met. The share-based compensation expense will be recorded over the vesting period, which is the date that specific share price hurdles are met.

Vox Royalty Corp.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

September 30, 2021 and 2020

(Expressed in United States Dollars)

The following summarizes the PSU activity for the nine months ended September 30, 2021 and 2020:

	September 30, 2021		September 30, 2020
	Number	Weighted average fair value	Number	Weighted average fair value
	#	$	#	$
Outstanding, beginning of period	648,246	1.36	-	-
Increase for the period	139,876	0.79	650,140	1.30
Outstanding, end of period	787,222	1.26	650,140	1.30

Vested, end of period	-	-	-	-

The following summarizes the PSU derivative liabilities balance:

	September 30, 2021	December 31, 2020
	$	$
Balance, beginning of period	287,332	-
Share-based compensation expense	198,341	287,332
Balance, end of period	485,673	287,332

The Company used the Black-Scholes valuation model to estimate the grant date fair value of PSUs issued during the period using the following weighted average assumptions:

	Nine months ended September 30,	Nine months ended September 30,
	2021	2020
Expected stock price volatility	51%	57%
Risk-free interest rate	0.56%	0.26%
Expected life	1.16 years	1.40 years
Grant date share price	$2.21	$2.21
Expected forfeiture rate	-	-
Expected dividend yield	-	-

Convertible notes

The following summarizes the derivative liabilities balance:

	September 30, 2021	December, 2020
	$	$
Balance, beginning of period	-	61,697
Change in valuation related to convertible notes (Note 10)	-	(16,647)
Conversion of convertible notes	-	(45,050)
Balance, end of period	-	-

The Company used the Black-Scholes valuation model to estimate the fair value of convertible notes that were remeasured during the nine months ended September 30, 2020 using the following weighted average assumptions:

	Nine months ended September 30,	Nine months ended September 30,
	2021	2020
Expected stock price volatility	N/A	100%
Risk-free interest rate	N/A	0.46%
Expected life	N/A	0.61 years
Expected forfeiture rate	N/A	-
Expected dividend yield	N/A	-

Vox Royalty Corp.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

September 30, 2021 and 2020

(Expressed in United States Dollars)

15.	General and administration

The Company’s general and administrative expenses incurred for three and nine months ended September 30, 2021 and 2020 are as follows:

	Three months ended September 30,	Three months ended September 30,	Nine months ended September 30,	Nine months ended September 30,
	2021	2020	2021	2020
	$	$	$	$
General and administration	361,216	196,112	908,463	401,724
Professional fees	89,034	158,173	560,386	274,774
Salaries and benefits	435,500	300,333	1,702,077	1,047,423
Depreciation	45,885	21,289	137,655	34,414

	931,635	675,907	3,308,581	1,758,335

16.	Other income (expenses)

The Company’s other income earned for the three and nine months ended September 30, 2021 and 2020 are as follows:

	Three months ended September 30,	Three months ended September 30,	Nine months ended September 30,	Nine months ended September 30,
	2021	2020	2021	2020
	$	$	$	$
Fair value change of embedded derivatives	(614,496)	253,530	(73,104)	(54,280)
Transaction costs related to financing (Note 12)	-	-	(111,715)	-
Foreign exchange gain (loss)	(118,024)	129,484	86,670	341,778
Interest income	2,804	-	9,990	39,105
Interest expense	-	(9,661)	-	(82,827)

	(729,716)	373,353	(86,159)	243,776

17.	Related party transactions

Key management personnel compensation

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, and also comprise the directors of the Company.

The remuneration of directors and other members of key management personnel during the three and nine months ended September 30, 2021 and 2020 are as follows:

	Three months ended September 30,	Three months ended September 30,	Nine months ended September 30,	Nine months ended September 30,
	2021	2020	2021	2020
	$	$	$	$
Short-term employee benefits	331,250	198,318	1,307,084	887,277
Share-based compensation	246,932	1,542,300	418,337	2,902,970
	578,182	1,740,618	1,725,421	3,790,247

See also Notes 11, 12 and 22.

18.	Commitments and contingencies

As at September 30, 2021, the Company did not have any right-of-use assets or lease liabilities.

Vox Royalty Corp.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

September 30, 2021 and 2020

(Expressed in United States Dollars)

The Company is committed to minimum annual lease payments for its premise, which renews on a quarterly basis and certain consulting agreements, as follows:

October 1, 2021
to
September 30, 2022
$
Leases	12,980
Consulting agreements	118,322

131,302

The Company is responsible for making certain milestone payments in connection with royalty acquisitions, which become payable on certain royalty revenue or cumulative production thresholds being achieved, as follows:

Royalty	$
Janet Ivy	2,354,603	(1)
Brits	1,250,000	(1)
Bullabulling	784,868	(2)
Koolyanobbing	588,651
Uley	172,671	(1)

	5,150,793

(1)	The milestone payments may be settled in either cash or common shares of the Company, at the Company’s election.

(2)	The milestone payments may be settled in cash or ½ cash and ½ common shares of the Company, at the Company’s election.

19.	Supplemental cash flow information

	Three months ended September 30,	Three months ended September 30,	Nine months ended September 30,	Nine months ended September 30,
	2021	2020	2021	2020
	$	$	$	$
Change in accrued royalty acquisitions	(1,000,000)	(562,032)	-	159,056
Change in accrued deferred royalty acquisitions	-	29,994	(22,479)	29,994
Share issuance for royalty acquisition	-	584,558	574,166	3,107,453
Change in accrued share issue costs	(14,697)	-	-	-
Warrants issuance for royalty acquisitions	-	-	-	116,363
Share issuance for intangible asset and royalty acquisition	-	-	-	1,985,394
Share issuance for settlement of convertible notes	-	-	-	771,398
Broker warrants	-	-	-	42,000
Accounts payable acquired on RTO	-	-	-	(16,864)

20.	Segment information

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses. The Company’s operating segments are components of the Company’s business for which discrete financial information is available and which are reviewed regularly by the Company’s Chief Executive Officer to make decisions about resources to be allocated to the segment and assess its performance.

For the nine months ended September 30, 2021 and 2020, the Company operated in one reportable segment being the acquisition of royalty interests and stream metal purchase agreements.

For the three and nine months ended September 30, 2021, royalty revenues generated from each geographic location is as follows:

	Three months ended September 30,	Three months ended September 30,	Nine months ended September 30,	Nine months ended September 30,
	2021	2020	2021	2020
	$	$	$	$
Australia	1,204,530	-	2,972,638	-
Brazil	18,963	-	49,946	-
Madagascar	-	-	54,919	-

Total	1,223,493	-	3,077,503	-

Vox Royalty Corp.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

September 30, 2021 and 2020

(Expressed in United States Dollars)

The Company has the following non-current assets in three geographic locations:

	September 30,	December 31,
	2021	2020
	$	$
Australia	11,037,511	6,041,759
USA	2,557,915	-
Cayman Islands	1,585,133	1,722,788
Peru	1,500,000	1,500,000
South Africa	764,016	764,016
Nigeria	706,425	706,425
Canada	690,835	-
Brazil	677,910	700,961
Madagascar	-	188,437

Total	19,519,745	11,624,386

21.	Financial instruments

The Company’s risk exposures and the impact on the financial instruments are summarized below. There have been no material changes to the risks, objectives, policies and procedures during the nine months ended September 30, 2021, and the year ended December 31, 2020.

Credit risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company's credit risk is primarily attributable to its liquid financial assets including cash and amounts receivable in the ordinary course of business. In order to mitigate its exposure to credit risk, the Company maintains its cash in high quality financial institutions and closely monitors its accounts receivable balances. The Company’s amounts receivable are subject to the credit risk of the counterparties who own and operate the mines underlying Vox’s royalty and streaming portfolio, as described in Note 5.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

The Company endeavors to have sufficient cash on demand to meet expected operational expenses, including the servicing of financial obligations; this excludes the potential impact of extreme circumstances that cannot be reasonably predicted.

At September 30, 2021, the Company has a cash balance of $4,671,606 (December 31, 2020 - $3,153,958) to settle current liabilities of $746,991 (December 31, 2020 - $226,420). All of the Company’s financial liabilities generally have contractual maturities of less than 30 days and are subject to normal trade terms, except for derivative liabilities (Note 14).

In addition to the commitments disclosed in Note 18, the Company is obligated to the following contractual maturities of undiscounted cash flows as at September 30, 2021:

	Carrying amount	Contractual cash flows	Year 1	Year 2-3	Year 4-5	Thereafter
	$	$	$	$	$	$
Accounts payable and accrued liabilities	746,991	746,991	746,991	-	-	-

Total	746,991	746,991	746,991	-	-	-

Currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company is subject to foreign exchange risk related to cash in Canadian dollars, with a value of C$2,920,490 ($2,292,198), investments held in Canadian dollars, with an estimated fair value of C$2,908,163 ($2,282,523), and derivative liabilities held in Canadian dollars, with an estimated fair value of C$3,423,796 ($2,686,334) as at September 30, 2021. The Company is therefore subject to gains and losses due to fluctuations in the related currency relative to the US dollar. As at September 30, 2021, a 10% change in the Canadian dollar, would have an impact of $229,000, $228,000 and $269,000, on cash, investments and derivative liabilities, respectively, and on the unaudited condensed interim consolidated statement of income (loss) and comprehensive income (loss).

Vox Royalty Corp.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

September 30, 2021 and 2020

(Expressed in United States Dollars)

Interest rate risk

The Company has cash balances with rates that fluctuate with the prevailing market rate. The Company’s current policy is to invest excess cash in cash accounts or short-term interest-bearing securities issued by chartered banks. The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its banks. The Company does not use any derivative instrument to reduce its exposure to interest rate risk.

Commodity and share price risk

The Company’s royalty streams are subject to fluctuations from changes in market prices of the underlying commodities. The market prices of base metals are the primary drivers of the Company’s profitability and ability to generate free cash flow. All of the Company’s future revenue is not hedged in order to provide shareholders with full exposure to changes in the market prices of these commodities.

The Company’s financial results may be significantly affected by a decline in the price of base metals. The price of base metals can fluctuate widely, and is affected by numerous factors beyond the Company’s control.

Fair value of financial instruments

The carrying amounts for cash, amounts receivable, and accounts payable and accrued liabilities on the unaudited condensed interim consolidated statements of financial position approximate fair value because of the limited term of these instruments.

The fair value of the derivative liabilities were estimated based on the assumptions disclosed in Note 14.

The Company classifies fair value measurements using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

-	Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities;

-	Level 2 - Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

-	Level 3 - Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

As at September 30, 2021 and December 31, 2020, the Company does not have any financial instruments measured at fair value after initial recognition, except for investments, which are calculated using Level 1 inputs, and derivative liabilities, which are estimated using Level 3 inputs.

The following table provides information about financial assets and liabilities measured at fair value in the unaudited condensed interim consolidated statements of financial position and categorized by level according to the significance of the inputs used in making the measurements.

As at September 30, 2021:

	Level 1	Level 2	Level 3	Total
	$	$	$	$
Investments	2,282,523	-	-	2,282,523
Derivative liabilities	-	-	(2,686,334)	(2,686,334)

	2,282,523	-	(2,686,334)	(403,811)

As at December 31, 2020:

	Level 1	Level 2	Level 3	Total
	$	$	$	$
Derivative liabilities	-	-	(1,042,642)	(1,042,642)

	-	-	(1,042,642)	(1,042,642)

Level 2 Hierarchy

During the nine months ended September 30, 2021 and the year ended December 31, 2020, there were no transfers between levels.

	September 30, 2021	December 31, 2020
	$	$
Balance, beginning of period	-	1,035,097
Disposal at cost – shares	-	(10,730)
Realized loss on investments	-	(1,016)
Unrealized loss on investment	-	(1,023,351)

Balance, end of period	-	-

Vox Royalty Corp.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

September 30, 2021 and 2020

(Expressed in United States Dollars)

Level 3 Hierarchy

The following table presents the changes in fair value measurements of financial instruments classified as Level 3 as at September 30, 2021 and December 31, 2020. These financial instruments are measured at fair value utilizing non-observable market inputs. The gains and losses are recognized in the unaudited condensed interim consolidated statements of income (loss) and comprehensive income (loss).

	September 30,	December 31,
	2021	2020
	$	$
Balance, beginning of period	1,042,642	61,697
Issuance of financing warrants (Note 14)	1,372,247	650,012
Change in valuation of financing warrants (Note 14)	73,104	105,298
Share-based compensation expense on PSUs (Note 14)	198,341	287,332
Change in valuation related to convertible notes (Note 10)	-	(16,647)
Conversion of convertible notes (Note 10)	-	(45,050)

Balance, end of period	2,686,334	1,042,642

Capital management

The Company’s primary objective when managing capital is to maximize returns for its shareholders by growing its asset base through accretive acquisitions of royalties, streams and other interests, while optimizing its capital structure by balancing debt and equity. At September 30, 2021, the capital structure of the Company consists of $24,676,301 (December 31, 2020 - $13,917,573) of total equity, comprising of share capital, additional paid-in capital, equity reserves, and deficit. The Company was not subject to any externally imposed capital requirements.

22.	Subsequent events

On November 18, 2021, the TSXV approved the notice of intention to make an NCIB (the “Notice”) submitted by the Company. Under the terms of the renewed NCIB, the Company may repurchase for cancellation, up to 1,968,056 common shares, being 5% of the total number of 39,361,137 common shares outstanding as at November 4, 2021, the date the Company filed the renewal application with the TSXV. The purchases are to be made through the facilities of the TSXV or other recognized Canadian marketplaces during the period November 19, 2021 to November 18, 2022.